RUVANE FUND MANAGEMENT CORPORATION
4 Benedek Road
Princeton, New Jersey 08540

September 28, 2007

John Hartz, Sr.
Senior Assistant Chief Accountant
Securities and Exchange Commission
Washington, D.C. 20549-7010

Re:       RFMC Willowbridge Fund, L.P.

Form 10-K for the fiscal year ended December 31, 2006

File No. 000-23529

Dear Mr. Hartz:

            I am writing in response to your letter dated September 14, 2007 in which you provided comments on the Form 10-K for the fiscal year ended December 31, 2006 for RFMC Willowbridge Fund, L.P. (the "Partnership").  Your comments are set forth in bold type below with the response to each in normal type.

General

1.	Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings, including your interim filings.

Future filings, including interim filings to the extent applicable, will include the revisions as described below.

2.	Please revise future filings to include the selected quarterly financial data required by Item 302 of Regulation S-K.

Future Forms 10-K and will include the selected quarterly information required by Item 302of Regulation S-K in the below format:

Selected unaudited quarterly financial data for the years ended December 31, 2007 and 2006 are summarized below:

2007:	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Net investment loss
Total trading profits (losses)
Net income/ (loss)
Net income (loss) per Unit
Class A
Class B, Series 1
Class B, Series 2
Class B, Series 3

Mr. John Hartz
September 28, 2007

2006:	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Net investment loss
Total trading profits (losses)
Net income/ (loss)

Net income (loss) per unit:
Class A
Class B, Series 1
Class B, Series 2
Class B, Series 3

There were no extraordinary, unusual or infrequently occurring items recognized in any quarter reported above, and the Partnership has not disposed of any segments of its business. There have been no year-end adjustments that are material to the results of any fiscal quarter reported above.

Business

3.	You disclose in the last sentence of this section in page 9 that during the years ended December 31, 2005 and 2004 you had no material credit risk exposure to a counterparty that is a foreign commodities exchange. Please quantify for us the amount of any material credit risk exposure to a counterparty that is a foreign commodities exchange during the year ended December 31, 2006 and revise future filings to include this information for all periods presented.

There was no material credit risk exposure to a counterparty that is a foreign commodities exchange during the year ended December 31, 2006. There was a typo in the last sentence of this section, which should have referred to December 31, 2006 and 2005.

Controls and Procedures, page 26

4.	Please confirm to us and revise your future filings to disclose, if true, that your principal executive and financial officer concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive and financial officer(s), to allow timely decisions regarding required disclosure. Refer to Exchange Act Rule 13a-15(e).

I confirm that the President of Ruvane Fund Management Corp. (the "General Partner") (who serves as the principal executive officer and financial officer of the Partnersyip) has concluded that the disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports is accumulated and communicated to management, which is the principal of the General Partner (who serves as the principal executive and financial officer), to allow timely decisions regarding required disclosure. The relevant language in future filings will include the underlined language as follows:

Mr. John Hartz
September 28, 2007

The principal of the General Partner (who serves as the principal executive officer and financial officer of the Partnership) evaluated the effectiveness of the design and operation of the Partnership's disclosure controls and procedures, which are designed to insure that the Partnership's records, processes, summarizes and reports in a timely and effective manner the information required to be disclosed in the reports filed with or submitted to the Securities and Exchange Commission. Based upon this evaluation, the General Partner concluded that, as of and for the year ended December 31, 2006 the Partnership's disclosure controls are effective and ensure that information required to be disclosed in the reports filed under the Securities Exchange Act of 1934 are accumulated and communicated to management of the General Partner (which consists of the principal of the General Partner) to allow timely decisions regarding required disclosure.

Financial Statements

Condensed Schedule of Investments, page F-5

5.

In the interest of providing improved context to financial statement readers regarding the scope of your investment activities, please tell us what consideration you gave to disclosing the total notional amount of your commodity and futures contracts by industry sector.  Please also tell us what consideration you gave to disclosing the number of contracts and expiration dates of your open contracts on a more disaggregated basis for each particular underlying (such as wheat, corn, beef, port, etc).  Refer to paragraph 7.16 of the AICPA Investment Company Audit Guide.

The Partnership's investments are limited to futures contracts.  As such, only the requirements of Paragraph 7.16 (a) and (d) of the AICPA Investment Company Audit Guide (the "Audit Guide") apply with respect to the Partnership's Condensed Schedule of Investments. The Partnership's condensed schedule of investments properly discloses the type of investment (i.e., Commodity Futures) and the broad categories of the underlyings (Livestock, Grains, Tropical Products, Energy, Currencies, Interest rates and Metals) as required by Paragraph 7.16(a) of the Audit Guide.  Paragraph 7.16 of the Audit Guide does not require the disclosure of the total notional amount of commodity and futures contracts by industry sector.  As such, the Partnership made no such disclosure of notional amounts.

Paragraph 7.16(d) of the Audit Guide requires disclosure of the number of contracts, range of expiration dates and cumulative appreciation (depreciation) for open futures contracts of a particular underlying (such as wheat, cotton, etc.) regardless of the exchange, delivery location or delivery date, if cumulative appreciation (depreciation) on the open contracts exceeds 5 percent of net assets.  While the Partnership presented its Condensed Schedule of Investments utilizing broad categories of underlyings (e.g., Livestock, Grains, etc.), as permitted by Paragraph 7.16(a), the 5 percent test was applied on a more disaggregated basis for each particular underlying (e.g., Cattle, Wheat, etc.) within the broad categories of underlyings.  The Partnership held no open futures contracts of a particular underlying at December 31, 2006 or 2005 where the cumulative appreciation (depreciation) on such open contracts exceeded 5 percent of the Partnership's net assets on such dates.  In applying the 5 percent test, the Partnership considered separately total long and total short positions in any one underlying, as required by Paragraph 7.16(d).

Mr. John Hartz
September 28, 2007

Statements of Income (Loss), page F-7

6.

We note that you present both realized profits (losses) on closed positions and you change in realized profits (losses) on a net basis.  It is unclear whether the use of the term "net" refers simply to the fact that profits are presented net of losses or if there are other expenses which are also netted against realized and unrealized profits (losses).  Please revise your accounting policy footnotes or more clearly explain the nature of any items which are netted against realized and unrealized profits (losses) in your income statement.  Please also tell us how you considered paragraph 7.51 of the AICPA Audit Guide for Investment Companies in determining your income statement presentation for brokerage commissions separate from trading profits (losses).

The terms "Realized profits (losses) on closed positions, net" and "Change in unrealized profits (losses) on open positions, net" refer to the fact that profits are presented net of losses.  No other expenses are netted against realized and unrealized profits (losses).  The caption in the Statements of Income (Loss) will be revised in future filings to read "Net realized gains (losses)" and "Change in net unrealized gains (losses)" and Note 2C will be revised in future filings as follows, to clarify this matter:

Investments in commodity futures contracts are recorded on the trade date and open contracts are recorded in the financial statements at their fair value on the last business day of the reporting period, based on quoted market prices.  Gains or losses are realized when contracts are liquidated, on a first-in first-out basis.  Realized gains are netted with realized losses for financial reporting purposes and shown under the caption "Net realized gain (loss)" in the Statements of Income (Loss).  Net unrealized gains or losses on open contracts are reflected in the Statement of Financial Condition.  Any change in net unrealized gain or loss from the preceding period is reported in the Statement of Income (Loss) under the caption "Change in net unrealized gains (losses)".  Interest income is recognized on an accrual basis.

The General Partner assesses each limited partner a flat commission of 4% for Class A partners and up to 6% for Class B partners.  From these General Partner commissions, the General Partner pays for the actual trading commissions incurred by the Partnership.  These General Partner commissions are disclosed as "Brokerage Commissions" in the Statement of Income (Loss).  The amount of such commissions related to clearing and exchange fees for execution of futures contract transactions is disclosed parenthetically under "Brokerage Commissions" in the Statement of Income (Loss).

Paragraph 7.51 of the Audit Guide requires net realized gains and losses to be reported net of brokerage commissions.  It is common practice for public commodity pools like the Partnership to disclose brokerage commissions separate from net realized gains (losses) and change in net unrealized gains (losses) from futures trading.  The Partnership concluded it would be inappropriate to net the entire amount of the General Partner's commissions against net realized trading gains (losses) as a majority of the General Partner's commissions do not relate to the Partnership's trading activities but, rather, are more equivalent to an operating expense of the Partnership (i.e., an administration or management fee).  In addition, the AICPA Investment Company Expert Panel discussed the presentation of commission expenses with respect to commodity pools at its March 22, 2005 meeting and agreed that if the cost of commissions is not transaction based but, rather, it is based on a fee percentage basis, the entire amount of the charge would be presented as an expense.  For these reasons, the Partnership presented the General Partner's commissions as an operating expense in the Statement of Income (Loss).

Mr. John Hartz
September 28, 2007

Note 1 - Partnership Organization

7.

We note from your disclosures on page F-16 that each series of your Class B limited partnership interests may experience a significantly different level of return during the same period.  Please revise to clarify the differences, if any, between each series of Class B limited partnership interests.

As discussed in Note 2D to the financial statements, each series of Class B limited partnership interests pays to the General Partner a flat rate commission of up to 6.0 percent annually of the net asset value of the Class B limited partners' capital.  Class B Series 1 pays an annual flat commission rate of 3%, Class B Series 2 pays a flat rate commission of 6% per annum and Class B Series 3 pays a 5% flat rate commission rate.  As disclosed in Note 1 to the financial statements, commissions and redemption charges for the Class B interests will differ from those of the Class A interests, but in all other aspects the Class A interests and the Class B interests are identical.

Note 2D to the financial statements in future filings will be revised as follows to clarify the varying commission rates for the different Series of Class B limited partnership interests:

The Class A partners pay to the General Partner a flat commission of 4.0 percent annually of the net asset value of the Class A partners' capital as of the beginning of each month.  Class B limited partners pay to the General Partner a flat commission equal to the following percentages of each Series applicable net asset value:  Series 1 - 3%, Series 2 - 6%, and Series 3 - 5%.  From these amounts, the General Partner will pay for actual trading commissions incurred by the Partnership, and will pay up to 3.0 percent from this amount to properly registered selling agents as their ongoing compensation for servicing Class B limited partners.

Note 2 - Significant Accounting Policies

E-Statement of Cash Flows, page F-11

8.

We note that you have referenced SFAS 102 as the reason why you have not provided a statement of cash flows for any of the periods presented in your filing.  We also note that your disclosure on page 18 that neither the General Partner nor the Partnership has registered as a securities investment company under the Investment Company Act of 1940.  Please specifically tell us how you determined that you met the conditions of paragraphs 6 and 7 of SFAS 102 that would be necessary to exempt you from the requirement to present a cash flow statement.

Paragraph 6 of Statement of Financial Accounting Standards No. 102, "Statement of Cash Flows - Exemption of Certain Enterprises and Classification of Cash Flows from Certain Securities Acquired for Resale," ("SFAS No. 102") provides that a statement of cash flows is not required to be presented by an investment enterprise that has essentially the same characteristics as those subject to the Investment Company Act of 1940, provided all of the following conditions are met:

Mr. John Hartz
September 28, 2007

a.	during the period, substantially all of the enterprise's investments were highly liquid,

b.	substantially all of the enterprise's investments are carried at market value

c.	the enterprise had little or no debt, based on the average debt outstanding during the period, in relation to average total assets, and

d.	the enterprise provides a statement of changes in net assets.

The Partnership believes it has essentially the same characteristics as an investment company that is subject to registration and regulation under the Investment Company Act of 1940 in that the Partnership is an entity that pools shareholders' funds to provide shareholders with professional investment management.  Its investments, which consist solely of exchange traded futures contracts, are deemed highly liquid and are carried at market value in the Partnership's financial statements.  The Partnership has no debt.  SFAS No. 102 specifically notes that enterprises need not consider the following items to constitute debt: obligations resulting from redemptions of shares, from unsettled purchases of securities or similar assets, or from covered options written.  All margin arrangements with the brokers are deemed in accordance with standard industry practice for settling purchases of futures contracts and, as such, were also not considered as debt, as allowed by SFAS No. 102.  Lastly, the Partnership provides a Statement of Changes in Partners' Capital.  As such, the Partnership concluded it was not required to provide a Statement of Cash Flows in its financial statements.

K - Subscriptions, page F-12

9.

Please tell us and revise future filings to quantify the amount of subscription fees waived for limited partners during each period presented.  Please also revise future filings to provide the disclosures described in paragraph 7.45 of the AICPA Investment Company Audit Guide.

The Partnership has over 800 investors and, as such, it is not practical at this time to quantify the subscription fees waived for limited partners during each of the years presented.  However, the General Partner acknowledges that substantially all limited partners who entered the Partnership within the 18 month period ended December 31, 2006 had the one-time subscription fee waived by the General Partner.

As disclosed in Note 2K, subscription fees are a one-time administrative charge assessed by the General Partner against limited partners on their initial subscription to the Partnership, and not charged for services provided to the Partnership.  Subscription proceeds to the Partnership are recorded net of any such one-time, upfront subscription charge.  To clarify, a $100,000 subscription that had a 1% subscription charge assessed against it would be recorded as a $99,000 initial subscription to the Partnership.

Paragraph 7.45 of the Audit Guide addresses the waiver of operating expenses.  The purpose of the disclosures required by paragraph 7.45 of the Audit Guide are to provide the users of the financial statements with information as to what the operating expenses, and therefore the operating results, of the investment partnership would have been absent the decision by the General Partner to limit those expenses.  The one-time administrative fee which can be assessed against a limited partner's initial capital subscription is not an operating expense of the Partnership.  As such, the General Partner did not deem the provisions of paragraph 7.45 to be applicable to one-time subscription fees.

Mr. John Hartz
September 28, 2007

N - Recently Issued Accounting Pronouncements, page F-13

10.

Your disclosure in the last sentence of footnote 2(N) indicates that you did not adopt SAB 108 as of the year ended December 31, 2006.  As you state in your footnote, however, SAB108 is effective for the first annual period ending after November 15, 2006, which in your case would be December 31, 2006.  Please confirm whether or not you adopted SAB 108 as of and for the year ended December 31, 2006 and if not, the reasons why not  If the adoption of SAB 108 resulted in the recording of corrective adjustments to your financial statements as of and for the year ended December 31, 2006, please quantify for us the nature and amount of each individual error that was corrected.

SAB 108 was adopted as of December 31, 2006.  The adoption of SAB 108 did not result in the recording of corrective adjustments to the Partnership's financial statements as of and for the year ended December 31, 2006.

Exhibit 31.1 - Management Certification

11.

It appears that the same individual serves as both your principal executive officer and principal financial officer.  Therefore, in lieu of providing two certifications, please revise future filings so that both titles are provided underneath the signature on the certification.  Refer to Questions 12 and 15 of the Division of Corporation Finance:  Sarbanes-Oxley Act of 2002 Frequently Asked Questions (revised November 14, 2002), which is available on our website at www.sec.gov.

Both titles will be provided under the signature on the certifications.

In connection with responding to your comments, the Partnership acknowledges that:

-- the Partnership is responsible for the adequacy and accuracy of disclosures in its filings;

-- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

-- the Partnership may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Robert L. Lerner
Robert L. Lerner
President